On October 17, 2013, Fred McClure filed a derivative lawsuit against RIMCo on behalf of ten Russell Investment
Company funds: the Russell Commodity Strategies Fund, Russell Emerging Markets Fund, Russell Global Equity
Fund, Russell Global Infrastructure Fund, Russell Global Opportunistic Credit Fund, Russell International
Developed Markets Fund, Russell Multi-Strategy Alternative Fund, Russell Strategic Bond Fund, Russell U.S. Small
Cap Equity Fund and Russell Global Real Estate Securities Fund. The lawsuit, which was filed in the United States
District Court for the District of Massachusetts, seeks recovery under Section 36(b) of the Investment Company Act, as amended, for the funds’ alleged payment of excessive investment management fees to RIMCo. On December 8,
2014, Fred McClure filed a second derivative lawsuit in the United States District Court for the District of
Massachusetts. This second suit involves the same ten funds, and the allegations are similar, although the second suit adds a claim alleging that RFSC charged the funds excessive administrative fees under Section 36(b). The plaintiff seeks recovery of the amount of the allegedly excessive compensation or payments received from these ten funds and earnings that would have accrued to plaintiff had that compensation not been paid or, alternatively, rescission of the contracts and restitution of all excessive fees paid, for a period commencing one year prior to the filing of the lawsuit through the date of the trial. RIMCo intends to vigorously defend the actions.